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Floyd I. Wittlin
Direct Phone: 212.705.7466
Direct Fax: 212.702.3625
floyd.wittlin@bingham.com

October 24, 2007

BY FACSIMILE

Mr. Blaise Rhodes
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:
Prospect Acquisition Corp.
Response to Request For Further Response
Regarding Amendment No. 2 to Registration Statement on
Form S-1
Filed October 17, 2007
File No. 333-145110

Dear Mr. Rhodes:

        On behalf of our client, Prospect Acquisition Corp. ("Prospect" or the "Company"), we are submitting this letter in response to your request for a further response with respect to Comment 6 of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") as set forth in the letter dated October 5, 2007 (the "Comment Letter") to Mr. David A. Minella, the Chief Executive Officer of the Company. The Comment Letter relates to Amendment No. 1 to the Company's Registration Statement on Form S-1, File No. 333-145110 ("Amendment No. 1"), which was filed with the Commission on September 10, 2007. Amendment No. 1 was further amended by Amendment No. 2 to the Registration Statement on Form S-1 ("Amendment No. 2"), which was filed with the Commission on October 17, 2007.

        Set forth below is an amended response of the Company to Comment 6 in the Comment Letter. For ease of reference, Comment 6 is printed below in bold and is followed by the amended response of the Company.

Financial Statements

Note 6—Commitments, page F-10

6.
Considering the private placement warrants will be sold to entities affiliated with and beneficially owned by your officers, please disclose the fair value of these warrants and the amount of compensation expense to be recognized. As applicable, please expand MD&A to discuss the likely future effect of the issuance of the private placement warrants on your financial condition and results of operations.

  The Company has determined, based on an analysis of recent market values of warrants of similar companies, that the purchase price of the private placement warrants is equal to fair value, and as such, no compensation expense should be recognized.

  The Company looked at the eight (8) special purpose acquisition companies, or SPACs, that (i) have the same deal structure as Prospect, including a $10.00 unit price for each unit consisting of one (1) share of common stock and one (1) warrant to purchase one (1) share of common stock at an exercise price of $7.50, (ii) completed offerings in the past 12 months and (iii) were first time SPAC issuers.

  The Company looked at the closing price of the warrants on the first day of separate trading of the warrants and common stock. The mean warrant trading price on the first day of separate trading was approximately $1.06 and the mean common stock trading price on such date was approximately $9.19, for a combined value of $10.25. In order to reconcile the combined mean trading prices of warrants and common stock as of the first day of separate trading to the offering date, the Company adjusted the mean values to allocate the combined increase in the unit value of $0.25 from the original offering price of $10.00 proportionately to the warrants and the common stock. As a result of the adjustment, the Company believes that the implied value of the warrants as of the offering date was approximately $1.03 and the implied value of the common stock as of the offering date was approximately $8.97. Attached hereto as Schedule A is a summary of relevant information for each of the SPACs included in the Company's analysis of the fair market value of the private placement warrants.

  Given that the private placement warrants are subject to restrictions and can not be sold or otherwise transferred until the date that is thirty (30) days after the completion of the Company's initial business combination, the Company believes the fair market value of the private placement warrants is below the public trading values of similar warrants. Normally, such restrictions would result in a de minimus 5% discount for illiquidity.

  Based on the above analysis, the Company believes that the fair market value of the private placement warrants is $1.00 per warrant. The $1.00 purchase price is used because it is similar to purchase prices in recent deals.

  In addition to certain additional language which has been included in Note 6 to the financial statements, the Company will add the following two sentences to the "Related Party Transactions" subsection of the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of the final prospectus:

  "The purchase price of the sponsors' warrants has been determined to be the fair value of such warrants as of the purchase date. However, if it is determined, at the time of the offering that the fair value of the sponsors' warrants exceeds the $1.00 purchase price, we would record compensation expense for the excess of the fair value of the sponsors' warrants on the day of purchase over the $1.00 purchase price in accordance with SFAS 123(R)."

  Other than the inclusion of these two sentences, the Company does not believe that any additional disclosure is necessary.

*            *            *

        Please direct any general questions or comments concerning this letter, and any requests for additional information, to the undersigned at (212) 705-7466. Thank you.

Sincerely yours,

/s/ Floyd I. Wittlin

Floyd I. Wittlin

cc:
David A. Minella
Christine Ayotte-Brennan

SCHEDULE A

First Time SPAC Issuers w/ $10.00 Unit Price and $7.50 Warrant Exercise Price
 Oct. 2006—Oct. 2007(1)

Issuer	Pricing Date	Warrant First Trade Date Closing Price	Common First Trade Date Closing Price	Combined First Trade Date Closing Price	Bookrunner
Highlands Acquisition	10/03/07	$0.95	$9.10	$10.05	Citi
Hicks Acquisition	09/27/07	0.95	9.08	10.03	Citi
Alternative Asset Management	08/01/07	0.86	9.10	9.96	Citi
GSC Acquisition	06/25/07	1.45	9.29	10.74	Citi
Alpha Security Group Corp	06/14/07	1.05	9.35	10.40	Maxim
Pinpoint Advance Corp	04/20/07	1.30	9.10	10.40	Maxim
NTR Acquisition Co	01/30/07	0.75	9.25	10.00	Citi
Freedom Acquisition Corp.	12/21/06	1.15	9.25	10.40	Citi

Mean		$1.06	$9.19	$10.25

Implied Value Reconciling to $10 IPO Unit Price (2)		$1.03	$8.97	$10.00

(1)
Source: Bloomberg (as of 10/23/07)

(2)
Warrant and Common Stock means are adjusted to allocate the combined increase in unit value of $0.25 from the original offering price of $10.00 proportionately to each of the stock and the warrant.

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  SCHEDULE A